SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NET INCOME REACHES R$ 1.8 BILLION IN THE 1H08. NET REVENUE AND EBITDA
STOOD AT R$ 6.6 BILLION AND R$ 3.0 BILLION, RESPECTIVELY.
ALL CSN’S RECORD FIGURES

São Paulo, Brazil August 14, 2008

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the second quarter of 2008 (2Q08), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the second quarter of 2007 (2Q07), unless otherwise stated. On June 30, 2008, the Real/US Dollar exchange rate was R$ 1.5919.

Executive Summary
  Second-quarter net revenue totaled R$ 3.6 billion, a quarterly record, 17% up on the previous three months and 19% up year-on-year. First-half net revenue stood at R$ 6.6 billion, also a new record, 21%, or more than R$ 1.1 billion over the same period in 2007;

  Second-quarter EBITDA of R$ 1.7 billion, another quarterly record, was 33% up on the R$ 1.3 billion recorded in the 1Q08 and 2Q07. EBITDA in the first six months reached R$ 3.0 billion, yet another record and a 30% year-on-year improvement;

  In 2Q08, the parent-company and consolidated EBITDA margin stood at 50% and 48%, respectively, up by 5 p.p. and 6 p.p. over the 1Q08 and by 1 p.p. and 5 p.p. over the 2Q07. CSN has consistently recorded EBITDA margins of above 40% for more than 7 years;

  Gross profit totaled R$ 1.7 billion in the 2Q08 and R$ 2.9 billion in the 1H08, both of which also new records;

  In the 2Q08 alone, net income exceeded R$ 1.0 billion, 34% higher than the previous quarter. In the 1H08, net income reached R$ 1.8 billion, the best six-month result in the Company’s history, 5% up on the same period last year. However, if non-recurring revenue of R$ 255 million, from the Company’s participation in the CORUS auction, and non-recurring-reversal of R$328 million in provisions for PIS and COFINS taxes due to the expansion of the taxable base are excluded from the 1H07 figure, net income would have increased by 59% year-on-year, or R$666 million;

  Parent-company and consolidated domestic flat-steel sales in the 2Q08 accounted for 92% and 83%, respectively, of total sales volume. First-half sales in the domestic market totaled 2.2 million tonnes, 36% up year-on-year;

  In the 1H08, CSN implemented two price hikes, totaling 31% for hot-rolled, 20% for cold-rolled, 10% for galvanized and 12% for tin plate products. Additionally in July, hot-rolled, cold-rolled and galvanized were subjected to a further increase of 15% each;

  The net debt/EBITDA ratio closed the 2Q08 at 0.91, despite the payment of R$ 2.1 billion in dividends and interest on equity since the beginning of the year;

  In the 1H08, the return on equity, adjusted by assets revaluation, and return on capital employed were 69% and 29%, respectively.

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Investor Relations Team

On June 30, 2008	- IR Executive Officer: Otavio de Garcia Lazcano
• Bovespa (CSNA3): R$ 71.48/share	- Manager: David Moise Salama - (+55 11) 3049-7588
• NYSE (SID): US$ 44.41 /ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - (+55 11) 3049-7592
• Total no. of shares = 804.203.838	- Analyst: Priscila Kurata - (+55 11) 3049-7526
• Market Cap: R$ 55.0 billion/US$ 34.2 billion	- Mkt & Communications: Chrystine Pricoli - (+55 11) 3049-7591
- Trainee: Caio de Carvalho – (+55 11) 3049-7593
invrel@csn.com.br

Consolidated Highlights	2Q07	1Q08	2Q08	2Q08 X 2Q07 (Chg%)	2Q08 X 1Q08 (Chg%)
Crude Steel Production	1,338	1,242	1,291	-3.5%	3.9%
Sales Volume (thousand t)	1,423	1,393	1,327	-6.7%	-4.7%
Domestic Market	911	1,115	1,103	21.1%	-1.1%
Exports	512	277	224	-56.3%	-19.2%
Net Revenue per unit (R$/t)	1,769	1,803	2,012	13.7%	11.6%
Financial Data (RS MM)
Net Revenue	2,975	3,030	3,555	19.5%	17.3%
Gross Profit	1,296	1,223	1,705	31.6%	39.4%
EBITDA	1,282	1,283	1,702	32.8%	32.7%
EBITDA Margin	43%	42%	48%	5 p.p.	6 p.p.
Net Profit (R$ MM)	952	767	1,031	8.3%	34.4%
Net Debt (R$ MM)	5,472	4,780	5,028	-8.1%	5.2%

Economic and Steel Scenario

Brazil

Brazil’s economy continued to do well in the 2Q08, despite the inflationary pressure caused by higher oil and food prices.

GDP growth estimates for 2008 were revised upwards yet again, from 4.66% in the Central Bank’s May survey (FOCUS Report) to 4.80% in the July survey, primarily due to expectations of industrial growth. The 3.75% forecast for 2009 was maintained.

On the inflationary side, the consumer IPCA index expected for 2008 increased from 4.86% in May to 6.53% in July, while the revised estimate for the general IGP-M index was even more acute – from 6.59% to 11.96% .

Given the need to combat the inflationary upturn, the SELIC (Brazil’s base rate) is expected to reach 14.75% in December/08, before falling back to around 13.75% in 2009, according the Focus Report issued by the Brazilian Central Bank.

As for the sector itself, the healthy state of the Brazil’s economy was reflected in the 1H08 numbers for domestic steel product sales.

Domestic crude steel output totaled 17.4 million tonnes in the first six months, 6.9% up on the 1H07. Total rolled production volume moved up 3.3% to 13.0 million tonnes in the first half, comprising 7.6 million tonnes of flat steel and 5.4 million tonnes of long steel.

Also in the 1H08, total domestic sales volume jumped 18.4% year-on-year, with rolled flat and long steel volumes climbing by 13% and 25.9%, respectively.

The steel consuming sectors also did well in the 1H08, especially the automotive, capital goods, construction and home appliance / OEM industries.

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The automotive industry continued to shine. Vehicle production reached the exceptional level of 1.68 million units in the 1H08, 21.3% up year-on-year. And the outlook for the rest of the year is equally promising, with ANFAVEA (the vehicles manufacturers’ association) estimating annual output of 3.4 million units. Even the manufacturers are being taken by surprise – first-half sales volume climbed 30% over the 1H07, exceeding the figure for the entire year of 2003.

The capital goods sector also performed well in 1H08, with revenue increasing 28% year-on-year between January and May. First half growth is expected to reach 25%, over the 1H07. Agriculture sector growth continued to increment sales in 2008.

Construction also has a good six-month period, despite the increases in the Brazilian base interest rate (SELIC), mostly sustained by infrastructure and low-income housing, as well as the availability of credit through various mechanisms, including the Workers Severance Pay Indemnity Fund and the Brazilian Savings System. SINDUSCON-SP, the São Paulo construction industry association, expects annual growth of 10% and this is likely to increase along the year as the infrastructure projects under the Accelerated Growth Program (PAC) pick up steam.

The home appliance/OEM sector is also expected to record growth of 10% in 2008, very close to the previous year’s figure of 11%, mostly fueled by increased sales of the lower-cost products. The beginning-of-year estimate was 15%, but this was reduced due to the price increases, coupled with higher interest rates and the indebtedness of the population.

The steel distributors affiliated to INDA (The Brazilian Institute of Steel Distributors) recorded sales of 1.6 million tonnes in 2008 through May, a new period record and 19.9% up year-on-year. This strong domestic demand is leading steel manufacturers to prioritize the local market.

International Market

USA

US steel prices moved up strongly throughout the first half of 2008, sustained by several factors that acted as a barrier against imports, including the weak dollar, ascending international steel prices, the high price of scrap and increased freight costs. In addition, inventories remained low and US steel industry capacity use reached elevated levels.

Consequently, local producers confidently expect further price hikes, especially when the northern hemisphere summer ends, although this will depend on demand in the coming months.

EUROPE

Prices in Europe have begun to move up in recent months, due to high raw material costs and, also the reduction in Asian products imports, particularly those from China.

Demand remained flat in some countries and slightly fell in others. Germany was the regional highlight, with the latest figures indicating year-on-year industrial growth of 4.5% in the 2Q08. Other nations, such as France, recorded more modest second-quarter growth, while Spain and the UK experienced an industrial downturn.

The local steel producers, independently of weaker seasonal demand, are attempting to recover their margins, which have come under strong pressure from the rising cost of raw materials such as iron ore, coal and scrap. This tendency is being reinforced by the low level of Asian products imports in the 1H08, due to stable steel prices in Asia, the high cost of freight and the maintenance of restrictive export measures imposed by the Chinese Government.

It is important to note that European inventories are at lower levels than the last two years average.

ASIA

Despite the healthy outlook for consumption in the medium-to-long term, seasonal factors are attenuating short-term demand in certain Asian markets.

The reduced purchasing power of Chinese families, thanks to the increased price of food and housing, plus high rainfall in the south of the country and the run-up to the Olympics Games have reduced the consumption pace of certain industrial products, like automobiles.

In addition, many consumers and distributors of steel products are finding it difficult to expand their credit with Chinese

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Banks.

This seasonal impact on demand is keeping regional prices stable. On the other hand, the high price of raw materials, the reduction in steel output in the Beijing area during the Olympics Games, the restrictions on electricity use by the local furnaces, problems with logistics and the limited coal and coke market should ensure an upturn in prices in the second-half of the year.

Production

CSN produced 1.3 million tonnes of crude steel in the 2Q08, 3.9% more than the previous quarter and 3.5% down on the 2Q07, due to the different blast-furnace charges used along the quarters.

Second-quarter rolled steel output totaled 1.2 million tonnes, 3.4% up on the previous three months. When compared to the 2Q07, production decreased by 7.5% in 2Q08 due to programmed repairs to the hot strip mill and increased output of segmented high-specification steels for the auto industry.

				Change(%)
Production (in thousand t)	2Q07	1Q08	2Q08	2Q08 x 2Q07	2Q08 x 1Q08
Crude Steel (P Vargas Mill)	1,338	1,242	1,291	-3.5%	3.9%
Purchased Slabs from Third Parties	0	0	0	-	-

Total Crude Steel	1,338	1,242	1,291	-3.5%	3.9%

Rolled Products * (UPV)	1,305	1,169	1,208	-7.5%	3.4%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total production costs came to R$ 1.2 billion in the second quarter, R$ 86 million, or 7%, up on the quarter before, chiefly due to the following factors:

• Raw materials: R$ 57 million increase over the 1Q08, primarily due to:

- Coke: increase of R$ 17 million, due to higher consumption and increased international prices;

- Pellets: upturn of R$ 11 million, mainly thanks to the price hikes at the end of the 1Q08;

- Coal: growth of R$ 3 million due to higher consumption. However, there was still no cost impact from the recent hike in international prices;

- Aluminum: rise of R$ 3 million, basically as a result of increased consumption and higher market prices;

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- Other raw materials: upturn of R$ 19 million, essentially due to the higher cost of ferroalloys for steel production;

• Labor: growth of R$ 13 million, thanks to the 8% pay rise in May/08 following the employees’ collective agreement;

• Other manufacturing costs: increase of R$ 27 million, explained by:

- Electricity: growth of R$ 6 million due to a turbine maintenance stoppage in Thermoelectric Plant 2;

- Maintenance and Third-party Services: upturn of R$ 21 million, chiefly thanks to programmed repairs to the hot strip mill.

• Depreciation: decrease of R$ 11 million compared to 1Q08.

In the 1H08, total production cost stood at R$ 2.3 billion, in line with the total cost posted in 1H07, despite the occurrence of some variations offset by others:

- Raw materials: reduction of R$ 45 million, primarily explained by the lower production of crude steel and rolled steel in the 1H08;

- Labor: growth of R$ 19 million, reflecting the pay rise in May/08 following the employees’ collective agreement;

- Other costs: upturn of R$ 12 million in costs, due to increased natural gas expenses, offset by reduction in other expenses;

- Depreciation: increase of R$ 21 million resulting from the revaluation of CSN’s assets in April 2007.

Sales

Total Sales Volume

CSN recorded total 1H08 sales volume of 2.7 million tonnes in the first half of 2008, a 4% year-on-year increase. Second-quarter sales volume stood at 1.3 million tonnes.

Domestic Market

Second-quarter domestic sales volume came to 1.1 million tonnes, 21% up year-on-year and flat over the quarter before. First-half sales volume totaled 2.2 million tonnes, 36% more than in the 1H07.

Domestic sales accounted for 83% of the total volume in 2Q08, thanks to CSN’s strategy of prioritizing the local market, given the fact that prices were more attractive in Brazil than abroad and, also, the healthy performance of Brazil’s economy, which fueled demand from steel consuming sectors.

Export Market

Second-quarter export volume stood at 224,000 tonnes, 19% down on the 1Q08 and 56% less year-on-year, due to the CSN’s strategy of prioritizing the domestic market.

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Market Share and Product Mix

The Company’s share of the domestic flat steel market remained flat at 38% in the 2Q08, led by tin plate with 99% market share; galvanized, with 49%; hot-rolled, with 32%; and cold-rolled, with 26%, representing growth of 1%, 6%, 1% and 4%, respectively, over the 2Q07.

In the 2Q08, CSN had a 46% share of the construction market, 41% of the distribution market, 36% of the home appliance/OEM market, 21% of the auto market and a massive consolidated 99% share of the steel packaging market.

Coated products accounted for 47% of the Company’s quarterly sales volume.

(*) Sources: CSN and the IBS (Brazilian Steel Institute)

Prices

On the domestic market, net revenue per tonne averaged R$2,053 in the 2Q08, versus R$1,854 in the previous three months.

In the first half, CSN implemented two price hikes totaling 31% for hot-rolled, 20% for cold-rolled, 10% for galvanized and 12% for tin plate products. Those price increases will be fully reflected on 3Q08 results.

Additionally, in July, hot-rolled, cold-rolled and galvanized were subjected to a further increase of 15% each. These price adjustments will be partially reflected on 3Q08 results and fully accounted for in 4Q08.

Despite the appreciation of the Real against the dollar, average export prices in Reais moved up 14% over the 1Q08.

International prices are likely to remain high, with the possibility of further increases going forward.

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Mining

• PRODUCTION

In the 1H08 alone, CSN’s own production and the acquisition of iron ore from third parties for posterior sale reached 13.9 million tonnes, 9.0 million of which produced by Casa de Pedra; 2.6 million from Nacional Minérios (NAMISA) and 2.3 million, from third parties.

In the 2Q08, own production and acquisition of iron ore from third parties stood at R$ 7.5 million tonnes with 4.9 million produced by Casa de Pedra, other 1.4 million by NAMISA, and remaining 1.2 million, acquired from third parties.

• SALES

Iron ore sales came to 7.7 million tonnes in the 1H08, 4.1 million of which sold in the 2Q08. Domestic sales in 1H08 accounted for 21% or 1.6 million tonnes. Exports answered for other 79% in the period, reaching 6.1 million tonnes of iron ore shipped to clients placed in other countries.

Additionally, Presidente Vargas Steelwork absorbed 3.7 million tonnes in the first six months and 1.9 million tonnes in 2Q08.

• INVENTORIES

The Company closed the second quarter with iron ore inventories of around 14 million tonnes.

Net Revenue

Net revenue totaled R$ 3.5 billion in the 2Q08, a new Company record, 17% up on the 1Q08 and 19% up year-on-year. In the 1H08, net revenue posted a new record, reaching R$ 6.6 billion, up R$ 1.1 billion on 1H07 net revenue, representing a 21% growth.

These increases can be explained by the greater share of domestic market sales, together with the price hikes in March and May. It is also worth noting the upturn in iron ore sales in the 2Q08, which accounted for 13% of total net revenue.

Net Revenue (2Q08)	STEEL			MINING *			OTHER	TOTAL

	Domestic	Exports	Total	Domestic	Exports	Total
Volume (thousand tonnes)	1,103	224	1,327	790	3,309	4,099	-	-
Net Revenue (R$ MM)	2,265	405	2,670	72	376	448	437	3,555

* Including only iron ore figures.

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Operating Revenue and Expenses

Operating expenses totaled R$ 317 million in the 2Q08, very close to the R$ 320 million recorded in the previous three months. The increase in selling expenses due to the sales force’s efforts on the domestic market was offset by the reduction in provisions for doubtful accounts in the quarter.

In year-on-year terms, operating expenses fell by a substantial R$ 61 million, chiefly due to the reduction in provisions for various contingencies and the reversal of provisions for civil contingencies.

EBITDA

Second-quarter EBITDA totaled R$ 1.7 billion, an all-time quarterly record and 33% up on both the 2Q07 and 1Q08, mainly due to the increases in the price of the Company’s steel products.
First-half EBITDA came to R$ 3.0 billion, another Company record and 30% up year-on-year.

The 2Q08 consolidated EBITDA margin stood at a hefty 48%, around 5 p.p. up on the same period in 2Q07 and an even bigger 6 p.p. up on the previous three months.
CSN has consistently been recording average EBITDA margins of above 40% for more than 7 years.

The parent-company EBITDA margin came to 50% in the second quarter, one of the highest in the global steel sector.

Financial Result and Net Debt

The 2Q08 net financial result was positive by R$ 208 million, an R$ 87 million improvement over the previous three months, highlighted by increased treasury gains and the reduction in the carrying cost of the foreign-currency debt. The main factors contributing to this improvement were:

• The positive impact of the exchange rate variation between the two periods, which generated revenue of R$ 151 million; • Delinquent interest on taxes, with an additional negative impact of R$ 64 million in the 2Q08.

CSN’s net financial result in the 1H08 was positive in R$ 329 million, lower than the positive R$445 million posted in 1H07. The main drivers of this variation were:

• Increased gains with treasury transactions and cash investments, which were R$ 205 million higher than 1H07;

• Financial expenses R$ 268 million higher, primarily due to increased provisions for taxes in the 1H08;

• Net monetary and exchange variations R$ 53 million lower, as a result of the Company’s reduced net exposure to foreign currency assets.

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Net debt closed the second quarter at R$ 5.03 billion, R$250 million up on the 1Q08, chiefly due to:

  Payment of R$ 1.31 billion in dividends and interest on equity in the 2Q08;

  Investments of around R$ 624 million in various expansion projects;

  These effects were partially compensated by EBITDA of R$ 1.70 billion.

Indebtedness has remained at very similar levels thanks to exceptionally cash flow generation. The net debt/EBITDA ratio, based on EBITDA in the last 12 months, continued to fall, declining from 0.99x in December/07 to 0.93x in March/08 and 0.91x at the end of June/08.

Non-operating Revenue / Expenses

The Company posted a net non-operating expense of R$ 62 million in the 2Q08, versus a net expense of R$ 1 million in the previous quarter, primarily due to the percentage variation in the equity result of the investment in CFN due to the capitalization of advances for capital increase.

Year to date, these expenses totaled R$ 63 million, down R$ 243 million when compared to 1H07, due to a non-recurring revenue of R$ 182 million in 1H07 resulting from the sale of CSN’s shares in Corus Group PLC.

Income Taxes

Income and social contribution taxes totaled R$ 446 million in the 2Q08, and R$ 645 million in 1H08, chiefly due to the increase in taxable income verified in the first six months of 2008.

Net Income

CSN posted a 2Q08 net income of R$ 1.03 billion, a hefty R$ 264 million, or 34% up on the previous quarter. Net income for the first half totaled R$1.80 billion, a 5% year-on-year improvement. It is worth remembering that the 1H07 was marked by the following positive non-recurring effects on net income:

  R$255 million from CSN’s participation in the CORUS auction;
  R$328 million from the reversal of provisions for PIS/COFINS taxes due to the expansion of the taxable base (Law 9.718/99) .

If these non-recurring items are excluded from 1H07 figures, 1H08 net income would have grown 59%, or R$666 million.

Capex

CSN invested R$ 624 million in the second quarter of 2008 and R$ 1.0 billion year-to-date.

In the quarter, the parent company absorbed around R$ 300 million, mostly allocated to the following projects:

• Expansion of the Casa de Pedra mine: R$ 149 million;
• Maintenance and repairs: R$ 71 million.

Investments in subsidiaries totaled R$ 325 million, most of which in:

• MRS Logística: R$ 131 million;
• Transnordestina Logística (CFN): R$ 132 million;
• CSN Cimentos: R$ 36 million.

Among investments in subsidiaries, the highlight was the increase in the Company’s interest in Transnordestina Logística (CFN) from 46.9% to 71.2% via a capital transfer. The remaining amount was invested in maintenance projects and technological improvements designed to increase the operational efficiency of the Company and its subsidiaries.

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Working Capital

Working capital totaled R$ 1.2 billion at the end of June, virtually identical to the 1Q08 balance. The main variation in liabilities was in the “Taxes Payable” line, which moved up by R$ 425 million over the previous quarter due to the increase in taxable income generated in the period. This effect was offset by the R$ 552 million increase in assets, led by “Accounts Receivable” on the domestic market, which climbed by R$ 261 million, and “Inventories”, which moved up by R$ 160 million. Despite the higher turnover of finished and semi-finished products, the repositioning of inputs with increased costs pushed up the close-of-quarter figures of raw material inventories.

The 2Q08 supplier payment period averaged 61 days, while the client payment averaged 19 days. The average inventory turnover period stood at 115 days.

			R$ MM
			Chg.
WORKING CAPITAL	1Q08	2Q08	2Q08 x 1Q08
Assets	3,285	3,837	(552)

Cash	176	371	(195)
Accounts Receivable	743	915	(172)
- Domestic Market	837	1,098	(261)
- Export Market	40	(39)	79
- Allowance for Debtful	(134)	(144)	10
Inventory	2,173	2,333	(160)
Advances to Suppliers	193	218	(25)

Liabilities	2,065	2,643	(578)

Suppliers	1,083	1,236	(153)
Salaries and Social Contribution	105	134	(29)
Taxes Payable	765	1,190	(425)
Advances from Clients	112	83	29

Working Capital	1,220	1,194	26

TURN OVER RATIO			Chg.
Average Periods	Mar/2008	Jun/2008	2Q08 x 1Q08
Receivables	17	19	(2)
Supplier Payment	54	61	(7)
Inventory Turnover	108	115	(7)

Capital Market

Share Performance

Despite the recent stock market slides, CSN’s shares did well on the Bovespa in the 2Q08, appreciating by 17%, versus 7% for the São Paulo Stock Exchange Index (Ibovespa).

On the NYSE, despite the 7% slide recorded by Dow Jones in 2Q08, the Company’s ADRs moved up by 26%, outperforming its 1Q08 appreciation of 21%.

Average daily traded volume also moved up in both markets. On the Brazilian Stock exchange, volume increased by 11%, from R$ 154 million, in the 1Q08, to R$ 171 million. In New York, volume climbed by 5%, from US$ 146 million to US$ 154 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	2Q07 *	1Q08	2Q08
N# of shares	804,203,838	804,203,838	804,203,838

Market Capitalization
Closing price (R$/share)	31.83	62.56	71.48
Closing price (US$/share)	16.85	35.99	44.41
Market Capitalization (R$ million)	24,496	48,138	55,002
Market Capitalization (US$ million)	12,965	27,693	34,172

Variation
CSNA3 (%)	16%	19%	17%
SID (%)	21%	21%	26%
Ibovespa	19%	-5%	7%
Dow Jones	9%	-8%	-7%

Volume
Average daily (n# of shares)	2,195,003	2,629,207	2,308,632
Average daily (R$ Thousand)	69,960	154,310	171,163
Average daily (n# of ADR´s)	3,067,395	4,331,746	3,447,594
Average daily (US$ Thousand)	50,033	145,989	154,255

Source: Economática and Bloomberg
* Price and number of shares of 2Q07 were adjusted in order to reflect the effect th split held on January 22,2008

Shareholder Payout

The Annual Shareholders' Meeting held on April 18, 2008 approved the payment of R$ 2,115 million to shareholders as dividends and interest on equity. Of this total, R$ 800 million were paid as an advance on January 8, 2008 (R$ 665 million in dividends and R$ 135 million in interest on equity) and the remaining R$ 1,315 million (R$ 1,244 million in dividends and R$ 71 million in interest on equity) were paid on May 5, 2008.

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Webcast – 2Q08 Earnings Presentation

CSN is pleased to invite you to attend its 2Q08 Earnings Conference Call and Webcast, as follows:

Conference Call in English August 19, 2008 – Tuesday 11:00 a.m. – US-ET (NY) 12:00 noon – Brasília Time Dial-in: +1 (973) 935-8893 Code: 59950526 Webcast: www.csn.com.br/ir	Conference Call in Portuguese August 19, 2008 – Tuesday 09:00 a.m. – US-ET (NY) 10:00 a.m. – Brasília Time Dial-in: (55 11) 2188-0188 Code: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.6 million tons of crude steel and consolidated gross revenues of R$ 14.4 billion in 2007, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	2Q07	1Q08	2Q08	1H07	1H08
Gross Revenue	3,686,855	3,951,881	4,615,183	6,765,546	8,567,064
Gross Revenue deductions	(712,089)	(921,656)	(1,060,470)	(1,306,098)	(1,982,126)
Net Revenues	2,974,766	3,030,225	3,554,713	5,459,448	6,584,938
Domestic Market	2,044,087	2,359,335	2,754,181	3,726,128	5,113,516
Export Market	930,679	670,890	800,532	1,733,320	1,471,422
Cost of Good Sold (COGS)	(1,678,475)	(1,806,750)	(1,849,039)	(3,155,349)	(3,655,789)
COGS, excluding depreciation	(1,410,638)	(1,494,863)	(1,552,591)	(2,654,516)	(3,047,454)
Depreciation allocated to COGS	(267,837)	(311,887)	(296,448)	(500,833)	(608,335)
Gross Profit	1,296,291	1,223,475	1,705,674	2,304,099	2,929,149
Gross Margin (%)	43.6%	40.4%	48.0%	42.2%	44.5%
Selling Expenses	(178,077)	(159,056)	(171,916)	(317,656)	(330,972)
General and andminstrative expenses	(103,745)	(93,350)	(127,935)	(189,844)	(221,285)
Depreciation allocated to SG&A	(14,096)	(13,354)	(12,911)	(27,057)	(26,265)
Other operation income (expense), net	(82,517)	(54,170)	(4,235)	(4,872)	(58,405)
Operating income before financial equity interests	917,856	903,545	1,388,677	1,764,670	2,292,222
Net Financial Result	390,960	121,291	207,881	445,124	329,172
Financial Expenses	32,443	(260,785)	(311,720)	(304,872)	(572,505)
Financial Income	91,216	245,260	245,251	285,676	490,511
Net monetary and forgain exchange variations	267,301	136,816	274,350	464,320	411,166
Equity interest in subsidiary	(27,485)	(58,050)	(57,730)	(55,236)	(115,780)
Operating Income (loss)	1,281,331	966,786	1,538,828	2,154,558	2,505,614
Non-operating income (expenes), Net	128	(1,071)	(61,758)	180,369	(62,829)
Income Before Income and Social Contribution Taxes	1,281,459	965,715	1,477,070	2,334,927	2,442,785
(Provision)/Credit for Income Tax	(255,399)	(100,506)	(390,610)	(502,958)	(491,116)
(Provision)/Credit for Social Contribution	(119,349)	(26,492)	(137,011)	(186,561)	(163,503)
Deferred Income Tax	12,526	(51,847)	56,744	30,823	4,896
Deferred Social Contribution	32,936	(19,566)	24,761	38,846	5,195

Net Income (Loss)	952,173	767,305	1,030,954	1,715,077	1,798,257

EBITDA	1,282,306	1,282,956	1,702,271	2,297,432	2,985,227
EBITDA Margin (%)	43.1%	42.3%	47.9%	42.1%	45.3%
Adjusted EBITDA	1,282,306	1,282,956	1,702,271	2,297,432	2,985,227
Adjusted EBITDA Margin	43.1%	42.3%	47.9%	42.1%	45.3%

13

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	2Q07	1Q08	2Q08	1H07	1H08
Gross Revenues	2,870,884	3,104,282	3,500,195	5,302,162	6,604,477
Gross Revenues deductions	(594,929)	(778,609)	(914,986)	(1,077,208)	(1,693,595)
Net Revenues	2,275,955	2,325,673	2,585,209	4,224,954	4,910,882
Domestic Market	1,768,845	2,056,746	2,354,457	3,221,301	4,411,203
Export Market	507,110	268,927	230,752	1,003,653	499,679
Cost of Good Sold (COGS)	(1,244,178)	(1,381,399)	(1,347,052)	(2,424,557)	(2,728,452)
COGS, excluding depreciation	(1,014,034)	(1,108,945)	(1,092,482)	(2,001,872)	(2,201,427)
Depreciation allocated to COGS	(230,144)	(272,454)	(254,570)	(422,685)	(527,025)
Gross Profit	1,031,777	944,274	1,238,157	1,800,397	2,182,430
Gross Margin (%)	45.3%	40.6%	47.9%	42.6%	44.4%
Selling Expenses	(79,525)	(99,160)	(120,927)	(146,451)	(220,087)
General and andminstrative expenses	(74,631)	(64,826)	(85,616)	(128,646)	(150,442)
Depreciation allocated to SG&A	(6,238)	(5,995)	(5,922)	(12,113)	(11,917)
Other operation income (expense), net	(64,051)	(47,002)	(41,977)	(102,673)	(88,979)
Operating income before financial equity interests	807,332	727,291	983,715	1,410,514	1,711,005
Net Financial Result	402,298	(256,152)	231,410	307,553	(24,742)
Financial Expenses	86,740	(235,015)	(218,170)	(188,022)	(453,185)
Financial Income	(217,287)	137,189	(341,247)	(322,544)	(204,058)
Net monetary and forgain exchange variations	532,845	(158,326)	790,827	818,119	632,501
Equity interest in subsidiary	79,012	443,918	298,748	566,707	742,666
Operating Income (loss)	1,288,642	915,057	1,513,872	2,284,774	2,428,929
Non-operating income (expenes), Net	2	(1,160)	(60,276)	(1,021)	(61,436)
Income Before Income and Social Contribution Taxes	1,288,644	913,897	1,453,596	2,283,753	2,367,493
(Provision)/Credit for Income Tax	(241,189)	(56,299)	(346,278)	(400,633)	(402,577)
(Provision)/Credit for Social Contribution	(105,988)	(20,005)	(130,926)	(162,526)	(150,932)
Deferred Income Tax	4,742	(48,426)	52,261	(13,388)	3,835
Deferred Social Contribution	30,219	(18,069)	22,290	22,710	4,221

Net Income (Loss)	976,427	771,097	1,050,943	1,729,915	1,822,041

EBITDA*	1,107,765	1,052,742	1,286,184	1,947,985	2,338,926
EBITDA Margin (%)	48.7%	45.3%	49.8%	46.1%	47.6%
Adjusted EBITDA	1,107,765	1,052,742	1,286,184	1,947,985	2,338,926
Adjusted EBITDA Margin	48.7%	45.3%	49.8%	46.1%	47.6%

14

BALANCE SHEET
Corporate Law - thousands of R$

	Consolidated		Parent Company
	06/30/2008	03/31/2008	06/30/2008	03/31/2008
Current Assets	8,136,437	7,495,491	4,017,421	3,934,089
Cash and Cash Equivalents	370,558	176,144	188,854	39,515
Marketable securities	3,289,579	3,287,593	190,075	352,174
Trade Accounts Receivable	915,930	743,293	1,077,760	993,303
Inventory	2,332,967	2,172,750	1,668,685	1,548,787
Insurance claims	186,247	186,247	186,247	186,247
Deffered Income Tax and Social Contribution	459,899	416,789	346,310	308,858
Other	581,257	512,675	359,490	505,205
Non-Current Assets	18,893,972	18,673,832	22,672,694	22,308,897
Long-Term Assets	2,142,749	2,172,493	2,431,329	2,525,358
Investments	838,489	897,875	7,420,772	7,022,302
PP&E	15,678,860	15,381,477	12,654,319	12,598,577
Deferred	233,874	221,987	166,274	162,660

TOTAL ASSETS	27,030,409	26,169,323	26,690,115	26,242,986

Current Liabilities	5,091,142	5,497,626	4,753,133	5,185,902
Loans and Financing	1,899,838	1,617,487	1,610,123	1,406,708
Suppliers	1,236,260	1,083,421	941,928	875,483
Taxes and Contributions	1,324,170	870,281	1,041,125	652,416
Dividends Payable	112,233	1,364,596	112,233	1,364,596
Other	518,641	561,841	1,047,724	886,699
Non-Current Liabilities	12,709,584	12,410,699	12,598,257	12,706,943
Long-term Liabilities	12,701,966	12,405,610	12,598,257	12,706,943
Loans and Financing	6,897,551	6,734,380	7,192,938	7,258,292
Provisions for contingencies, net judicial	2,584,891	2,512,687	2,509,176	2,425,395
deposits
Deferred Income and Social Contributions Taxes	1,980,841	2,019,211	1,861,816	1,898,651
Other	1,238,683	1,139,332	1,034,327	1,124,605
Future Period Results	7,618	5,089	-	-
Shareholders' Equity	9,229,683	8,260,998	9,338,725	8,350,141
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Revaluation Reserve	4,438,095	4,512,691	4,438,093	4,512,692
Earnings Reserve	1,995,465	2,015,368	2,104,511	2,104,510
Treasury Stock	(571,351)	(571,351)	(571,351)	(571,351)
Retained Earnings	1,686,497	623,313	1,686,495	623,313

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	27,030,409	26,169,323	26,690,115	26,242,986

15

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	2Q07	1Q08	2Q08	1H07	1H08
Cash Flow from Operating Activities	963,804	572,603	1,124,544	1,362,201	1,697,146
Net Income for the period	952,174	767,304	1,030,953	1,715,077	1,798,257
Net exchange and monetary variations	(329,584)	(69,021)	(507,989)	(570,973)	(577,010)
Provision for financial expenses	179,853	161,996	154,870	389,804	316,866
Depreciation, exhaustion and amortization	281,933	325,241	309,359	527,890	634,600
Fixed Assets Write-off	665,435	8,780	(713)	665,435	8,067
Equity results	27,484	58,050	57,707	55,234	115,757
Deferred income taxes and social contributions	(45,462)	71,413	(81,505)	(69,669)	(10,092)
Provisions	(777,581)	(554,557)	127,061	(337,529)	(427,496)
Working Capital	9,552	(196,603)	34,801	(1,013,068)	(161,802)
Accounts Receivable	979,462	(15,780)	(183,099)	176,174	(198,879)
Inventory	(87,885)	237,790	(143,360)	(120,245)	94,430
Suppliers	(213,538)	(263,368)	152,838	(333,121)	(110,530)
Taxes	212,020	(177,895)	517,941	240,641	340,046
Interest Expenses	(156,640)	(199,436)	(450,119)	(390,133)	(649,555)
Others	(723,867)	222,086	140,600	(586,384)	362,685
Cash Flow from Investment Activities	(1,021,910)	(412,214)	(668,729)	(1,281,614)	(1,080,943)
Investments				(1)	-
Fixed Assets/Deferred/Judicial Deposits	(1,021,910)	(412,214)	(668,729)	(1,281,613)	(1,080,943)
Cash Flow from Financing Activities	(104,285)	(837,180)	(466,385)	82,803	(1,303,565)
Issuances	159,367	217,372	907,121	2,329,996	1,124,493
Amortizations	(241,448)	(253,712)	(58,822)	(2,157,481)	(312,534)
Dividends/Equity Interest	(22,205)	(800,840)	(1,314,684)	(23,004)	(2,115,524)
Shares in treasury	1			(66,708)	-

Free Cash Flow	(162,391)	(676,791)	(10,570)	163,390	(687,362)

16

NET FINANCIAL RESULT
Consolidated - Corporate Law - thousands of R$

	2Q07	1Q08	2Q08	1H07	1H08
Financial Expenses	32,443	(260,785)	(311,720)	(304,872)	(572,505)
Loans and financing	(179,853)	(161,996)	(155,242)	(389,804)	(317,238)
Local currency	(47,308)	(46,059)	(47,991)	(104,423)	(94,050)
Foreign currency	(132,545)	(115,937)	(107,251)	(285,381)	(223,188)
Taxes	238,544	(80,141)	(143,816)	145,406	(223,957)
Other financial expenses	(26,248)	(18,648)	(12,662)	(60,474)	(31,310)

Financial Income	91,216	245,260	245,251	285,676	490,511
Income from cash investments	39,992	32,939	16,233	116,883	49,172
Gains/Losses in derivative operations	15,418	173,862	178,930	114,555	352,792
Other income	35,806	38,459	50,088	54,238	88,547

Exchange and monetary variations	267,301	136,816	274,350	464,320	411,166
Net monetary change	(2,059)	(10,542)	(23,887)	(8,114)	(34,429)
Net exchange change	269,360	147,358	298,237	472,434	445,595

Net Financial Result	390,960	121,291	207,881	445,124	329,172

NET FINANCIAL RESULT
Parent Company - Corporate Law - thousands of R$

	2Q07	1Q08	2Q08	1H07	1H08
Financial Expenses	86,740	(235,015)	(218,170)	(188,022)	(453,185)
Loans and financing	(43,309)	(45,704)	(46,960)	(104,255)	(92,664)
Local currency	(40,869)	(39,456)	(41,754)	(92,450)	(81,210)
Foreing currency	(2,440)	(6,248)	(5,206)	(11,805)	(11,454)
Transaction with subsidiaries	(91,435)	(98,046)	(84,075)	(192,354)	(182,121)
Taxes	240,138	(77,766)	(77,237)	151,747	(155,003)
Other financial expenses	(18,654)	(13,499)	(9,898)	(43,160)	(23,397)

Financial Income	(217,287)	137,189	(341,247)	(322,544)	(204,058)
Transaction with subsidiaries	(126,001)	(101,606)	(178,440)	(246,855)	(280,046)
Income from cash investments	2,985	919	1,540	6,035	2,459
Gains/Losses in derivative operations	(116,959)	197,373	(209,824)	(116,029)	(12,451)
Other income	22,688	40,503	45,477	34,305	85,980

Exchange and monetary variations	532,845	(158,326)	790,827	818,119	632,501
Net monetary change	(2,940)	(10,290)	(25,863)	(7,759)	(36,153)
Net exchange change	535,785	(148,036)	816,690	825,878	668,654

Net Financial Result	402,298	(256,152)	231,410	307,553	(24,742)

17

SALES VOLUME
Consolidated - Thousand t

	2Q07	1Q08	2Q08	1H07	1H08
DOMESTIC MARKET	911	1,115	1,103	1,630	2,218
Slabs	23	22	25	39	47
Hot Rolled	382	486	452	639	938
Cold Rolled	150	185	180	262	364
Galvanized	215	281	284	402	565
Tin Plate	141	142	162	288	304

EXPORT MARKET	512	277	224	988	500

Slabs	96	-	32	201	32
Hot Rolled	18	13	9	51	22
Cold Rolled	58	29	3	99	31
Galvanized	248	174	145	456	319
Tin Plate	92	61	35	181	96

TOTAL MARKET	1,423	1,393	1,327	2,618	2,719

Slabs	119	22	57	240	79
Hot Rolled	400	500	461	690	960
Cold Rolled	208	213	182	361	396
Galvanized	463	455	429	858	884
Tin Plate	233	203	198	469	400

SALES VOLUME
Parent Company - Thousand t

	2Q07	1Q08	2Q08	1H07	1H08
DOMESTIC MARKET	916	1,115	1,133	1,668	2,248
Slabs	23	22	25	39	47
Hot Rolled	377	482	452	634	934
Cold Rolled	175	244	258	315	503
Galvanized	192	220	226	373	445
Tin Plate	149	148	172	307	319

EXPORT MARKET	402	153	105	774	258

Slabs	124		32	154	32
Hot Rolled	48	60	29	167	90
Cold Rolled	36	2	1	87	3
Galvanized	117	32	10	213	42
Tin Plate	77	59	33	153	91

TOTAL MARKET	1,318	1,269	1,236	2,442	2,506

Slabs	147	22	57	193	79
Hot Rolled	425	542	481	801	1,024
Cold Rolled	211	247	259	402	506
Galvanized	309	251	235	586	487
Tin Plate	226	206	204	460	410

18

NET REVENUE PER UNIT
Consolidated - In R$/t

	2Q07	1Q08	2Q08	1H07	1H08
DOMESTIC MARKET	1,884	1,854	2,053	1,903	1,953
EXPORT MARKET	1,563	1,597	1,813	1,563	1,693
TOTAL MARKET	1,769	1,803	2,012	1,775	1,905
Slabs	1,012	832	1,139	933	1,053
Hot Rolled	1,461	1,449	1,715	1,424	1,572
Cold Rolled	1,599	1,648	1,875	1,588	1,753
Galvanized	2,029	2,052	2,340	2,039	2,182
Tin Plate	2,319	2,382	2,373	2,379	2,412

NET REVENUE PER UNIT
Parent Company - In R$/t

	2Q07	1Q08	2Q08	1H07	1H08
DOMESTIC MARKET	1,791	1,740	1,955	1,789	1,849
EXPORT MARKET	1,249	1,343	1,544	1,287	1,424
TOTAL MARKET	1,626	1,692	1,920	1,630	1,805
Slabs	913	832	1,141	873	1,055
Hot Rolled	1,385	1,399	1,714	1,320	1,543
Cold Rolled	1,529	1,574	1,755	1,477	1,666
Galvanized	2,044	2,224	2,520	2,042	2,350
Tin Plate	2,060	2,049	2,142	2,097	2,129

DOLAR EXCHANGE RATE
in R$ / US$

	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08
End of Period	2.050	1.926	1.839	1.771	1.749	1.592
Change %	-4.12%	-6.05%	-4.52%	-3.69%	-1.24%	-8.98%

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.